EXHIBIT 4.8.1
T H I S A G R E E M E N T is made the 9th day of March      2006.
BETWEEN
(1) NAM TAI GROUP MANAGEMENT LIMITED ()(registered under the Business Registration Ordinance with business registration number of 31660819) which registered office is situate at Suites 1506-8, 15th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong (“the Vendor”) and
(2) TOP EASE (H.K.) LIMITED () (registered under the Business Registration Ordinance with business registration number of 34556407) which registered office is situate 17th Floor, Guangdong Investment Tower, No.148 Connaught Road Central, Hong Kong (“the Purchaser”).
1.	The Vendor sells and the Purchaser purchases:-
(a)	the land described in the First Schedule hereto (“the Property”) for the residue of the term of years with the right of renewal (if any) created by or (as the case may be) for the entitlement to a government lease under the Government Lease referred to in the First Schedule hereto (“the Government Lease”) absolutely Subject to the payment of the due proportion of the Government rent and the performance and observance of the provisions/Government Lessee’s covenants and conditions payable and to be performed and observed in respect of the same; and

(b)	the fixtures and the furniture in the Property described in the First Schedule hereto (if any) (“the Fixtures and the Furniture”).
2.
(a)    The purchase price for the Property and the Fixtures and the Furniture is the sums set out in Part I of the Second Schedule hereto (“the Purchase Price”) which shall be paid and satisfied by the Purchaser in manner set out in Part II of the Second Schedule hereto.

(b)
(i)     In respect of each payment of the Purchase Price or any part thereof required to be made hereunder, the party making such payment (“the Payer”) shall deliver to the party to whom such payment is to be made (“the Payee”) on the date on which such payment is required to be made hereunder a cashier’s order issued by a licensed bank in Hong Kong or a solicitors’ cheque drawn on a licensed bank in Hong Kong in favour of the Payee for the relevant amount.

(ii)	Where the Purchase Price or any part thereof is required to be applied by the Payee to discharge an existing mortgage, charge or incumbrance, or to pay any person(s) who will be a party to the assignment on completion of the sale and purchase herein, the Payee or the Payee’s solicitors shall be entitled, by giving the Payer or Payer’s solicitors prior notice in writing, to require the Payer to split such payment and deliver to the Payee’s solicitors one or more cashier’s order(s) or solicitors’ cheque(s) issued in favour of the person(s) or party(ies) entitled to such payment(s) and a separate cashier’s order or solicitors’ cheque in favour of the Payee for the balance. The provisions of sub-clause (i) above shall apply to such cashier’s orders or solicitors’ cheques.

(iii)	A Payer shall not be deemed to have discharged the obligation to make payment hereunder unless in making such payment, the Payer also complies with the provisions of this Clause.
3. Completion shall take place at the offices of the Vendor’s Solicitors at 60l, Prince’s Building, Chater Road, Central, Hong Kong, on or before the date set out in Part III of the Second Schedule hereto.
4. Vacant possession of the Property and possession of the Fixtures and the Furniture shall be given to the Purchaser on the date of completion.
5. Time shall in every respect be of the essence of this Agreement.
6. The Vendor shall assign the Property as beneficial owner.
7. The Property is sold subject to and with the benefit of the matters described in the Third Schedule hereto.
8. The Purchaser hereby declares and confirms that the Purchaser has inspected the Property and he is purchasing the Property in its present physical state and condition. The Property is and will be sold on an “as is” basis and in the physical state and condition as it stands. No warranties or representations of any kind are made or given by the Vendor or anybody on his behalf on any of the following matters, namely:-
(a)	the physical state and condition, quality or fitness of the fittings and finishes or the installations incorporated in the Property or in the building of which the Property forms part (“the Building”);

(b)	the physical state and condition of the Property or the Building;

(c)	the area of the Property;

(d)	the composition of the Property or the Building or the nature or manner of their construction;

(e)	the fitness of the Property for development or the redevelopment potential of the Property; and

(f)	the construction of the Property in accordance with plans approved by the Building Authority or otherwise.
9. The parties hereto hereby declare that they fully understand and acknowledge that no date other than the date of the agreement for sale referred to in Clause 1 in the Fifth Schedule hereto (which date will be completed in the I.R.S.D. Forms for stamping purpose of this Agreement and/or the Assignment made pursuant to this Agreement, as the case may be) may be claimed as the relevant date for valuation of the Property once this Agreement and/or the Assignment made pursuant to this Agreement has/have been submitted for stamping.
10.	(a) Each party shall pay his own Solicitors’ costs of and incidental to the preparation, approval and completion of this Agreement and the Assignment made pursuant to this Agreement Provided however that if the Purchaser shall sub-sell the Property or any part or parts thereof to any sub-purchaser(s) at a price or for a total price higher than the Purchase Price mentioned herein then the excess of the cost (at half scale charge and by reference to the consideration in the sub-sale contract(s)) charged by the Vendor’s solicitors shall be paid by the Purchaser and Provided Further that if the Purchaser shall require the Vendor to execute more than one assignment in respect of the Property on completion, then the additional costs (at half scale charge) (if any) charged by the Vendor’s Solicitors for approving such assignment or assignments shall be borne by the Purchaser.

(b)	All land registration fees and stamp duty payable in connection with this sale and purchase (including but not limited to the land registration fees and stamp duty payable on the agreement for sale (if any) referred to in Clause 1 in the Fifth Schedule hereto and this Agreement and its counter-part and the Assignment made pursuant to this Agreement) shall be borne by the Purchaser who shall indemnify and keep the Vendor indemnified against any loss or damage suffered by the Vendor resulting from any delay or default in payment of the said stamp duty.
11. There are incorporated into this Agreement as if they were herein written the conditions respectively on the part of the Vendor and the Purchaser set out in Part A of the Second Schedule to the Conveyancing and Property Ordinance, Cap.219 of the Laws of Hong Kong (a copy of which is annexed hereto for reference) unless they are inconsistent with the provisions herein in which event the provisions herein shall prevail save for Conditions 2, 7(1), 7(2), 8, 9, 10 and 11 thereof which shall be omitted in any event.
12.
(a)    The Vendor shall give good title to the Property. The Vendor shall prove his title to the Property in accordance with Section 13 of the Conveyancing and Property Ordinance, Cap. 219 at his own expense and shall at the like expenses make and furnish to the Purchaser or his solicitors such certified copies of any deeds or documents of title wills and matters of public record as may be necessary to prove such title. The costs of verifying the title by inspection and examination, including search fees, shall be borne by the Purchaser who shall also, if the Purchaser requires certified copies of any documents in the Vendor’s possession relating to other premises retained by the Vendor as well as to the Property pay the costs of such certified copies.

(b)	Such of the title deeds and documents as relate exclusively to the Property will be delivered to the Purchaser. All other title deeds and documents in the possession of the Vendor will be retained by the Vendor and the Vendor will, if required on completion, give to the Purchaser a covenant for safe custody thereof and for production and delivery of certified copies thereof, such covenant to be prepared by and at the expenses of the Purchaser.

(c)	Any requisition or objection in respect of the title shall be delivered in writing to the Vendor’s solicitors not later than seven (7) business days after the date of receipt of the title deeds in respect of the Property by the Purchaser’s Solicitors and any further requisition or objection arising upon any reply to a former requisition shall be delivered in writing to the Vendor’s solicitors not later than seven (7) business days after the date of receipt of such reply by the Purchaser’s solicitors, otherwise the same shall be deemed waived.

(d)	If the Purchaser shall make and insist on any objection or requisition in respect of the title, conveyance or any matter appearing on the title deeds or particulars or conditions or otherwise of the Property which the Vendor shall be unable or (on the grounds of difficulty, delay or expense or on any other reasonable ground) unwilling to remove or comply with or if the title of the Vendor shall be defective, the Vendor shall notwithstanding any previous negotiation or litigation be at liberty on giving to the Purchaser or his solicitors not less than three (3) business days’ notice in writing to annul the sale in which case, unless the objection or requisition shall have been in the meantime withdrawn by the Purchaser or the same shall have been removed or complied with by the Vendor, the sale shall at the expiration of the notice be annulled the Purchaser being in that event entitled to a return of all the said deposit or deposits but without interest, costs or compensation and the parties hereto shall at their own respective costs enter into and cause to be registered at the Land Registry an Agreement for Cancellation.
13. Completion of the sale and purchase shall take place at the offices of the Vendor’s solicitors at 601, Prince’s Building, Chater Road, Central, Hong Kong or as they may direct at or before 5:00 p.m. (if it shall take place on a day between Monday and Friday) and at or before 12:30 p.m. (if it shall take place on a Saturday) on the date set out in Part III of the Second Schedule hereto at the latest.
14. The Vendor declares that he has not received any notice or order under the Lands Resumption Ordinance (Cap.124) or the Mass Transit Railway (Land Resumption and Related Provisions) Ordinance (Cap.276) or any form of notice or order of a similar nature under any other Ordinances relating to the resumption of the Property and that he has no actual knowledge whatsoever whether the Property is included in or affected by any lay-out plans (draft or approved) under the Town Planning Ordinance (Cap.131). The Purchaser shall be solely responsible for making his own inquiries and investigation regarding any provisions or redevelopment restrictions affecting the Property. The Vendor agrees to notify the Purchaser forthwith in writing upon receipt of the aforesaid notice or order.
15. The Purchaser shall on completion and upon production of the relevant original receipt(s) or other evidence of payment or confirmation given by the Owners’ Committee or manager for the time being of the Building pay to the Vendor the management fee deposit, public water deposit, public utility deposit, public electricity deposit, the sinking fund or funds of a like nature paid or contributed by the Vendor in respect of the Property and all such other deposits (save and except private water meter deposit, private electricity meter deposit and private gas meter deposit in respect of the Property) which the Vendor has paid in respect of the Property and are subsisting and transferable and held at the time of completion in respect of the Property under the Deed of Mutual Covenant of the Building by the owners’ committee or manager for the time being of the Building or by such other person or persons or corporation entitled to hold the same under the said Deed of Mutual Covenant.

16. The Purchaser has been advised that it would be difficult for the Vendor to transfer the insurance policy (if any) on the Property or the benefit thereof to the Purchaser and hence no such transfer will be made. Immediately after the signing of this Agreement, the Property shall as between the Vendor and the Purchaser be at the Purchaser’s risk.
17. The Vendor and the Purchaser agree and authorise their respective solicitors to complete the transaction on the basis of cross undertakings in the form from time to time recommended by the Law Society of Hong Kong with such variations thereto as they may agree unless either party shall serve on the other party or the other party’s solicitors not less than seven (7) business days (as hereinafter defined) before completion a notice in writing requesting formal completion in which case formal completion shall take place and the full balance of the purchase price shall be paid by way of cashier’s order.
18. The Vendor hereby warrants that no order or decision in any manner or form has been or is deemed to have been made by the Lands Tribunal or the District Court or any Court of Record in Hong Kong during the period of two years immediately preceding the date hereof under or pursuant to Section 53(2)(b) or (c) or Section 119E(1)(b) or (c) of the Landlord and Tenant (Consolidation) Ordinance (Cap.7) for possession of the Property or any part thereof.
19. Notwithstanding anything to the contrary, it is hereby expressly agreed and declared by the parties hereto that if the Purchaser shall request from the Vendor any certified copies of title deeds or documents not relating exclusively to the Property which the Vendor has an obligation hereunder to provide to the Purchaser, the Purchaser shall, notwithstanding the fact that any of such certified copies shall not have been provided to the Purchaser prior to completion, complete the purchase of the Property in accordance with the terms herein contained Provided that the Vendor or the Vendor’s solicitors shall be required to furnish to the Purchaser a photocopy of such document and give an undertaking to the Purchaser or the Purchaser’s solicitors to provide such certified copies to the Purchaser’s solicitors as soon as possible after completion but in any event within 45 days from the date of completion.
20. The Vendor and the Purchaser hereby agree that the terms and conditions, if any, set out in the Fourth Schedule hereto shall apply to this Agreement and shall be deemed to be incorporated herein.
21. Without prejudice to the warranties made or given in this Agreement, no warranties or representations express or implied of any kind other than those set out herein (if any) are or have been made or given by the Vendor or by anybody on his behalf and if any such warranties or representations express or implied has been made, the same is withdrawn or deemed to have been withdrawn immediately before the signing of this Agreement.
22. Each party hereto hereby warrants and represents to and undertakes with the other that the name, address and the number of identification document/Business Registration number (as the case may be) of such party as specified on page 1 of this Agreement and the information specified in the in the Fifth Schedule to this Agreement are in all respects accurate to the best knowledge of such party and such party undertakes to fully indemnify the other against all losses damages costs claims demands actions and proceedings incurred or suffered by or made or taken against the other party as a result of any breach of the aforesaid warranty representation and/or undertaking. It is hereby agreed that this Clause shall survive notwithstanding completion.
23.	(a) If the Purchaser shall fail (other than due to the default of the Vendor) to complete the purchase in accordance with the terms and conditions of this Agreement:-
(i)	all sums paid by the Purchaser up to 10% of the Purchase Price by way of deposit shall be forfeited to the Vendor; and

(ii)	the Vendor may determine this Agreement without the need to tender an assignment to the Purchaser.
(b)	Upon determination of this Agreement pursuant to Sub-clause (a) of this Clause, the Vendor may resell the Property either by public auction or private contract or in such other manner as the Vendor may in his discretion deem fit and subject to such stipulations as the Vendor may think fit and any increase in price on a resale shall belong to the Vendor. On a resale, any deficiency in price (after taking into the amount forfeited) shall be made good and all reasonable expenses attending such resale or attempted resale shall be borne by the Purchaser and such deficiency and expenses shall be recoverable by the Vendor.

(c)	On the exercise of the Vendor’s right to determine this Agreement pursuant to Sub-clause (a) of this Clause the Vendor shall have the right, if this Agreement shall have been registered at the Land Registry, to register at the Land Registry an instrument signed by the Vendor alone evidencing determination of the sale of the Property as aforesaid.

(d)	This Clause shall not preclude or be deemed to preclude the Vendor from taking other steps or remedies to enforce the Vendor’s rights under this Agreement or otherwise.
24. In the event of the Vendor (other than due to the default of the Purchaser or force majeure) failing to complete the sale of the Property in accordance with the terms hereof, all deposit moneys paid by the Purchaser to the Vendor pursuant to the provisions of this Agreement shall be forthwith returned to the Purchaser who shall also be entitled to recover from the Vendor damages (if any) which the Purchaser may sustain by reason of such failure on the part of the Vendor and it shall not be necessary for the Purchaser to tender an Assignment to the Vendor for execution.
25. Where two or more persons are comprised in the expressions “the Vendor” and/or “the Purchaser” the agreements herein contained shall be deemed to be made by such persons jointly and severally.
26. In this Agreement, unless the contrary intention appears:-
(a)	the expressions specified below shall have the following meanings attributed to them:-
(i)	“business day” — a day on which licensed banks in Hong Kong are open for normal banking business;

(ii)	“business hours” — 9:00 a.m. to 5:00 p.m. on a week day other than Saturday and 9:00 a.m. to 1:00 p.m. on Saturday.

(iii)	“Hong Kong” — the Hong Kong Special Administrative Region of the People’s Republic of China.
(b)	If any of the date or dates stipulated herein for payment or for completion shall fall on a day which is not a business day or shall fall on a day when typhoon signal No.8 or above or black rainstorm signal is hoisted in Hong Kong at any time during business hours, such date or dates for payment or completion (as the case may be) shall automatically be postponed to the next business day.
27. Upon completion, the Vendor shall provide the Purchaser with the blueprints or proper drawings (if any) in his possession in respect of the installation and set-up of all the Electrical and Mechanical system, security system, Air-conditioning, lightings, Data or Networking Cable System existing in the Property by leaving behind the same in the Property. No warranty or representation whatsoever is given by the Vendor on the presence or accuracy or completeness of any such blueprints and/or drawings. The Vendor shall at the request of the Purchaser provide reasonable access to the Purchaser for inspection of the said blueprints and/or drawings.
28. The Vendor hereby expressly agrees that the Purchaser shall be entitled to carry out, at reasonable time after prior appointment, three more property inspections prior to completion.
29.
(a)   The Vendor hereby declares and confirms that he is the sole legal and beneficial owner of the Property and that no third party (whether related or otherwise) has any right or interest whatsoever, whether legal or equitable, in the Property. The Vendor hereby further declares and confirms that the Vendor has the absolute right and interest in the Property and the Property was purchased with the Vendor’s own monies.

(b)	If there shall be any third party claim to the proprietary interest in the Property, whether legal or equitable, on or before the date for completion, the Vendor shall serve written notice to the Purchaser to annul the sale of the Property hereunder whereupon the Vendor shall forthwith return to the Purchaser the deposit monies paid hereunder by the Purchaser and without prejudice to the Purchaser’s right to claim against the Vendor for all losses and damages sustained by the Purchaser by reason of the Vendor’s failure and/or inability to complete the sale in accordance with the terms hereof and it shall not be necessary for the Purchaser to tender an Assignment to the Vendor for execution.
30. The Vendor covenants with the Purchaser that after the signing of this Agreement the Vendor will not assign, mortgage, charge, let, or underlet or lease the Property or any part or interest thereof or therein, or cause any encumbrance over the Property or any part or interest thereof or therein.
31. Nothing in this Agreement shall be so construed as to prevent either the Vendor or the Purchaser from bringing an action and obtaining a decree for specific performance of this Agreement either in lieu of the aforesaid damages or in addition to such damages as the party bringing such action may have sustained by reason of the breach by the other party to this Agreement and it shall not be necessary for the Purchaser to tender an Assignment to the Vendor for execution before bringing such action for specific performance.

FIRST SCHEDULE
1.	The Property -
(a)	Lot number, sections, undivided shares, description and address etc.:

ALL THOSE 366 equal undivided 33,888th parts or shares of and in ALL THAT piece or parcel of ground registered in the Land Registry as INLAND LOT NO.8517 (“the Lot”) And of and in the messuages erections and buildings thereon known as SHUN TAK CENTRE, NOS.168-200 CONNAUGHT ROAD CENTRAL, HONG KONG (“the Buildings”) TOGETHER with the sole and exclusive right and privilege to hold use occupy and enjoy FIRST ALL THAT the FIFTEENTH FLOOR of CHINA MERCHANTS TOWER, SHUN TAK CENTRE () (formerly known as EAST TOWER, SHUN TAK CENTRE ()), NOS.168-200 CONNAUGHT ROAD CENTRAL, HONG KONG which said Floor is for the purpose of identification only shown on the 15th Floor Plan annexed to an Assignment registered in the Land Registry by Memorial No.UB8384727 (“the 1st Assignment”) and thereon coloured Pink and SECONDLY ALL THAT CAR PARKING SPACE NO.96 on the SIXTH FLOOR of the Buildings which said Car Parking Space is shown on the Car Park Floor Plan annexed to an Assignment registered in the Land Registry by Memorial No.UB3250935 (“the 2nd Assignment”) and thereon coloured Pink.

(b)	Exceptions and reservations, etc.:

Except and reserved as in the Government Lease hereinafter described and the 1st Assignment and the 2nd Assignment are respectively excepted and reserved.

(c)	Easements and other appurtenant rights, if any:

Subject to all subsisting rights rights of way as are described in the 1st Assignment and 2nd Assignment.
2.	The Government Lease -

A Government Lease in respect of the Lot is deemed to have been issued under and by virtue of Section 14 of the Conveyancing and Property Ordinance Chapter 219 of the Laws of Hong Kong upon compliance with the conditions precedent contained in certain Agreement and Conditions of Grant deposited and registered in the Land Registry as Conditions of Grant No.11612 (as varied or modified by a Modification Letter registered in the Land Registry by Memorial No.UB2945695), such compliance being evidenced by two Letters of Compliance dated 27th June 1986 and 9th December 1996 and registered in the Land Registry by Memorial Nos.UB3084129 and UB6935042 respectively. Particulars of the said Conditions of Grant No.11612 are as follows:-
(a)	Date:

The 26th day of May 1982.

(b)	Parties:

Shun Tak Centre Limited of the one part and the Governor of Hong Kong of the other part.

(c)	Term:

75 years from the 31st day of December 1980 with a right of renewal for a further term of 75 years.

(d)	Lot No:

Inland Lot No.8517.
3.	The Fixtures and the Furniture -

All the fittings, fixtures, partitions, furniture, appliances, equipment and installation in the office of the Property and being existing at the time of inspection prior to the signing of the Provisional Agreement for Sale and Purchase, other than personal goods and chattels (if any).
SECOND SCHEDULE
Part I (Purchase Price)
Purchase Price for the Property and the Fixtures and the Furniture:
HONG KONG DOLLARS ONE HUNDRED AND SIXTY MILLION ONLY (HK$160,000,000.00).
Part II (Manner of Payment)
(a)	HK$3,000,000.00 as an initial deposit has been paid by the Purchaser to the Vendor before signing of this Agreement.

(b)	HK$13,000,000.00 to the Vendor as a further deposit to be paid on or before signing of this Agreement.

(c)	HK$144,000,000.00 being the balance of Purchase Price to be paid to the Vendor on completion.
Part III
Date of Completion: on or before the 20th day of April 2006.

THIRD SCHEDULE
1.	A Deed of Mutual Covenant and Management Agreement registered in the Land Registry by Memorial No.UB3018018 and re-registered by Memorial No.UB4861400.

2.	A Sub-Deed of Mutual Covenant and Management Agreement registered in the Land Registry by Memorial No.UB6748378.

3.	Management Agreements registered in the Land Registry by Memorial Nos.UB4892765 and UB7083261 (so long as the same are subsisting and capable of affecting the Property).

4.	A Sub-Sub-Deed of Mutual Covenant registered in the Land Registry by Memorial No.UB7768219.
FOURTH SCHEDULE
1.
(a)   It is an essential term and condition of this Agreement that the Purchaser shall not be entitled to purchase the Property and the Fixtures and the Furniture separately and they shall remain at the Property and be delivered to the Purchaser on an “as is” and “where is” basis on completion .

(b)	The Purchaser hereby declares that he has inspected the Fixtures and the Furniture and shall take the same in such state as they are regard being had to the deterioration by fair wear and tear thereof. No warranty or representation on the part of the Vendor is given or to be implied as to the state quality or fitness thereof.

(c)	The Vendor hereby declares and warrants that he has good right and full power to sell the Fixtures and the Furniture to the Purchaser free from all incumbrances and that the same are not subject to any hire purchase, bill of sale, lien, credit sale agreement or other third party claims.
FIFTH SCHEDULE
1. The parties hereto declare that this Agreement is preceded by an agreement for sale (as defined in the Stamp Duty Ordinance Cap.117 of the Laws of Hong Kong) made between the same parties hereto on the same terms hereof (as defined in the said Stamp Duty Ordinance) on the 23rd day of February 2006.
2. The Property is a non-residential property within the meaning of section 29A(1) of the Stamp Duty Ordinance Cap.117 of the Laws of Hong Kong.

SIGNED by	)
)
)
)
for and on behalf of the Vendor	)
)
whose signature is verified by :-)
Solicitor, Hong Kong SAR
Messrs. Wilkinson & Grist,
Solicitors and Notaries, Hong Kong SAR

R E C E I V E D on or before	)
)
the day and year first above written of	)
)
and from the Purchaser the above-)
)
mentioned deposits in the total sum	)
)
of HK$16,000,000.00.	)

Vendor

SIGNED by	)
)
)
)
for and on behalf of the Purchaser	)
)
in the presence of / whose signature	)
)
is verified by :-)
Solicitor, Hong Kong SAR

DATED the                      day of                      2006.
NAM TAI GROUP MANAGEMENT LIMITED
and
TOP EASE (H.K.) LIMITED

AGREEMENT FOR SALE AND PURCHASE

REGISTERED in the Land Registry by Memorial No.
on:-
p. Land Registrar.
WILKINSON & GRIST
SOLICITORS AND NOTARIES
HONG KONG SAR
HC/sl:gc/N416-1V114